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Hickory BBQ
Chicken
Wings

Nomad Foods

2026

Proxy Statement

Notice of Annual Meeting of Shareholders

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Forge, 43 Church Street West Woking, Surrey GU21 6HT

Notice of Annual Meeting of Shareholders

May 13, 2026

Dear Shareholder:

It is my pleasure to invite you to attend Nomad Foods Limited’s 2026 Annual Meeting of Shareholders (the “Annual Meeting”). The meeting will be held on June 22, 2026, at 10:00 a.m. London time, at the London Headquarters of Nomad Foods Limited, Forge, 43 Church Street West, Woking, Surrey, GU21 6HT. At the meeting, you will be asked to:

1.	Elect nine members of the Board of Directors for a one-year term expiring at the 2027 Annual Meeting of Shareholders.

2.	Ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the 2026 fiscal year.

3.	Transact such other business as may properly come before the Annual Meeting and any adjournment or postponement of the Annual Meeting.

Only shareholders of record as of the close of business on May 4, 2026 may vote at the Annual Meeting. It is important that your shares be represented at the Annual Meeting, regardless of the number of shares you may hold. Whether or not you plan to attend, we encourage you to vote as promptly as possible.

Shareholders of record as of May 4, 2026 are entitled to vote in one of the following ways:

By Telephone	By Internet	By Mail	In Person

You can vote by calling 1-866-868-1646. You will need your control number on your proxy card or Notice of Internet Availability.	You can vote online at www.proxypush.com/NOMD. You will need your control number on your proxy card or Notice of Internet Availability.	You can vote by marking, signing and dating your proxy card or voting instruction form and returning it in the postage- paid envelope.	You can vote in person. For instructions on attending the Annual Meeting in person, please see page 2.

We look forward to seeing you on June 22, 2026.

Sincerely,

Sir Martin Ellis Franklin, KGCN

Co-Chairman of the Board of Directors

We mailed a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy statement and annual report on or about May 13, 2026.

Our proxy statement and annual report are available online at www.proxydocs.com/NOMD.

1	Proxy Statement
1	Questions and Answers

5	Proposal I — Election of Directors
6	Nominees for Director

11	Corporate Governance
11	Independence of Directors
11	Board Committees
14	Director Compensation

15	Executive Compensation

16	Proposal II — Ratification of Independent Registered Public Accounting Firm
16	Principal Accountant Fees and Services
17	Pre-Approval Policies and Procedures

18	Other Matters
18	Available Information
18	Electronic Delivery

2026 Proxy Statement  i

Proxy Statement

The Board of Directors (the “Board”) of Nomad Foods Limited (“we,” “us,” “Nomad” or the “Company”) is soliciting proxies to be voted at the 2026 Annual Meeting of Shareholders (the “Annual Meeting”). By using a proxy, you can vote even if you do not attend the Annual Meeting. This proxy statement describes the matters on which you are being asked to vote so you can make an informed decision.

Questions and Answers

Q:	Why did I receive a Notice of Internet Availability of Proxy Materials in the mail instead of a paper copy of the proxy materials?
A:

Pursuant to the rules adopted by the United States Securities and Exchange Commission (the “SEC”), we have elected to provide shareholders access to our proxy materials over the Internet. We believe that the e-proxy process expedites our shareholders’ receipt of proxy materials and lowers the costs of distribution. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials, which we refer to as the “Notice,” on or about May 13, 2026 to our shareholders at the close of business on May 4, 2026 (the “Record Date”). The Notice contains instructions on how to access our proxy statement and annual report and vote online. If you received a Notice and would like to receive a printed copy of our proxy materials instead of downloading a printable version from the Internet, please follow the instructions included in the Notice for requesting such materials at no charge.

Q:	What am I voting on?
A:	At the Annual Meeting, you will be asked to vote on the following proposals. Our Board’s recommendation for each of these proposals is set forth below.

Proposal	Board Recommendation

1. To elect nine members of the Board of Directors, each to hold office for a one-year term expiring at the 2027 Annual Meeting of Shareholders.	FOR each Director Nominee

2. To ratify the selection of PricewaterhouseCoopers LLP (“PwC”) as our independent registered public accounting firm for the 2026 fiscal year.	FOR

We will also consider other business that properly comes before the meeting in accordance with the laws of the British Virgin Islands (“BVI law”) and our Memorandum and Articles of Association (the “Memorandum and Articles”).

Q:	Who can vote?
A:	Holders of our ordinary shares, no par value (the “Ordinary Shares”) at the close of business on the Record Date are entitled to vote their Ordinary Shares at the Annual Meeting.

Q:	How many votes are eligible to be cast at the Annual Meeting?
A:

As of the Record Date, there were 139,791,169 Ordinary Shares issued, outstanding and entitled to vote. Each Ordinary Share carries the right to one vote on each matter to be voted on at the Annual Meeting.

Q:	What rules govern our Annual Meeting and the voting process?
A:

We will hold our Annual Meeting in accordance with the corporate governance practices of the British Virgin Islands and our Memorandum and Articles. As we are a foreign private issuer, as defined by the rules of the SEC, we are exempt from the rules and regulations under the United States Securities

2026 Proxy Statement  1

Proxy Statement

Exchange Act of 1934, as amended (the “Exchange Act”) and the New York Stock Exchange (“NYSE”) related to the furnishing and content of proxy statements. In addition, as a foreign private issuer, we are generally not required to follow the voting requirements applicable to U.S. domestic issuers under the NYSE rules.

Q:	What constitutes a quorum, and why is a quorum required?
A:

We are required to have a quorum of shareholders present to conduct business at the meeting. The presence at the Annual Meeting, in person or by proxy, of one shareholder entitled to vote on the matter to be presented will constitute a quorum, permitting us to conduct the business of the Annual Meeting.

Q:	What is the difference between a “shareholder of record” and a “street name” holder?
A:

If your Ordinary Shares are registered directly in your name with our transfer agent, Computershare, you are considered a “shareholder of record” or a “registered shareholder” of those Ordinary Shares. If your Ordinary Shares are held in a stock brokerage account or by a bank, trust or other nominee or custodian (each, a “Broker”), you are considered the “beneficial owner” of those Ordinary Shares, which are held in “street name.” The Notice has been forwarded to you by your Broker who is considered, with respect to those Ordinary Shares, the shareholder of record. As the beneficial owner, you have the right to direct your nominee on how to vote your Ordinary Shares by following their instructions for voting by telephone or on the Internet or, if you specifically request a copy of the printed materials, you may use the voting instruction card included in such materials.

Q:	How do I vote?
A:	If you are a shareholder of record, you may vote:

By Internet. The enclosed proxy card indicates the website you may access for Internet voting. The Internet voting system allows you to confirm that the system has properly recorded your votes.

By Telephone. You can vote your proxy by calling 1-866-868-1646. If you vote by telephone, you do not need to return your proxy card.

By Mail. If you are located in the United States and you received a paper copy of the proxy materials, you can vote by marking, dating and signing your proxy card and returning it by mail in the enclosed postage-paid envelope. If you are located outside the United States, you should add the necessary postage to the enclosed envelope to ensure delivery. In order to ensure that your vote is received on or prior to the date of the Annual Meeting, we recommend that your proxy card be returned by overnight mail.

In Person at the Annual Meeting. If you attend the Annual Meeting, we will give you a ballot when you arrive. Even if you plan to attend the Annual Meeting, we encourage you to vote your Ordinary Shares by proxy so that your vote will be counted if you later decide not to attend the Annual Meeting.

Detailed instructions for Internet and telephone voting are set forth on the Notice, which contains instructions on how to access our proxy statement and annual report online.

If you are a beneficial owner, you must follow the voting procedures of your Broker included with your proxy materials. If your Ordinary Shares are held by a Broker and you intend to vote at the Annual Meeting, please follow the instructions under “Who can attend the Annual Meeting?”

Q:	What are the requirements to elect the director nominees?
A:

The affirmative vote of a majority of Ordinary Shares present and entitled to vote at the Annual Meeting is required in order for a director to be elected. Abstentions will have the effect of a vote “AGAINST” a director nominee.

 2 Nomad Foods

Proxy Statement

Q:	What are the requirements for ratification of PwC as our independent registered public accounting firm?
A:

The affirmative vote of a majority of Ordinary Shares present and entitled to vote at the Annual Meeting is required for the ratification of PwC as our independent registered public accounting firm for the 2026 fiscal year. Abstentions will have the effect of a vote “AGAINST” the ratification proposal.

Q:	What if I am a beneficial owner and I do not give the nominee voting instructions?
A:

If you are a beneficial owner and your Ordinary Shares are held in “street name,” the Broker is bound by the rules of the NYSE regarding whether or not it can exercise discretionary voting power for any particular proposal if the Broker has not received voting instructions from you. Brokers have the authority to vote on behalf of Ordinary Shares for which their customers do not provide voting instructions on certain routine matters. A broker non-vote occurs when a Broker returns a proxy but does not vote on a particular proposal because the Broker does not have discretionary authority to vote on the proposal and has not received specific voting instructions for the proposal from the beneficial owner of the Ordinary Shares. Broker non-votes are included in the calculation of the number of votes considered to be present at the Annual Meeting for purposes of determining the presence of a quorum, however, as broker non-votes are deemed not entitled to vote at the Annual Meeting with regard to a proposal, they do not have any effect on the outcome of a vote, assuming a quorum is present.

The election of directors proposal is a non-discretionary matter and therefore a Broker may not exercise discretion to vote your Ordinary Shares for or against Proposal 1 absent your voting instructions. The ratification of our independent registered public accounting firm is a discretionary matter and therefore a Broker may generally exercise discretion to vote your Ordinary Shares for or against Proposal 2 absent your voting instructions.

Q:	What if I sign and return my proxy without making any selections?
A:

If you sign and return your proxy without making any selections, your Ordinary Shares will be voted “FOR” each of the director nominees and “FOR” the ratification of the appointment of PwC as our independent registered public accounting firm for the 2026 fiscal year. If other matters properly come before the Annual Meeting, the persons named as proxy holders, Dominic Brisby, Ruben Baldew and Neil Fletcher, or any one of them, will have the authority to vote on those matters for you at their discretion. If your Ordinary Shares are held in “street name”, see the question above on how to vote your Ordinary Shares.

Q:	How do I change my vote?
A:

A shareholder of record may revoke his or her proxy by giving written notice of revocation to Computershare before the Annual Meeting, by delivering a later-dated proxy (either in writing, by telephone or over the Internet), or by voting in person at the Annual Meeting.

If your Ordinary Shares are held in “street name”, you may change your vote by following your Broker’s procedures for revoking or changing your proxy.

Q:	What shares are covered by my proxy card?
A:	Your proxy reflects all Ordinary Shares owned by you at the close of business on May 4, 2026.

Q:	What does it mean if I receive more than one proxy card?
A:

If you receive more than one proxy card, it means that you hold Ordinary Shares in more than one account. To ensure that all of your Ordinary Shares are voted, you should sign and return each proxy card. Alternatively, if you vote by telephone or via the Internet, you will need to vote once for each proxy card and voting instruction card you receive.

2026 Proxy Statement  3

Proxy Statement

Q:	Who can attend the Annual Meeting?
A:

Only holders of Ordinary Shares and our invited guests are permitted to attend the Annual Meeting. To gain admittance, you must bring a form of government-issued identification to the Annual Meeting, where your name will be verified against our shareholder list. If a Broker holds your Ordinary Shares and you plan to attend the Annual Meeting, you should bring a brokerage statement showing your ownership of the Ordinary Shares as of the Record Date or a letter from the Broker confirming such ownership, and a form of government-issued identification. If you wish to vote your Ordinary Shares that are held by a Broker at the Annual Meeting, you must obtain a proxy from your Broker and bring such proxy to the Annual Meeting. Cameras and other recording devices will not be permitted at the Annual Meeting.

Q:	If I plan to attend the Annual Meeting, should I still vote by proxy?
A:

Yes. Casting your vote in advance does not affect your right to attend the Annual Meeting. If you send in your proxy card and also attend the Annual Meeting, you do not need to vote again at the Annual Meeting unless you are a shareholder of record (or a beneficial owner who has brought a proxy obtained from your Broker) and want to change your vote. Written ballots will be available at the Annual Meeting for shareholders of record or beneficial owners with proxies.

Q:	How can I access the Company’s public filings with the SEC?
A:	You may access any of our public filings with the SEC through the Investors—SEC Filings link on our website at www.nomadfoods.com.

Q:	What should I do if I have other questions?
A:

If you have additional questions about this proxy statement or the Annual Meeting or would like additional copies of this proxy statement, please contact: Nomad Foods Limited, Forge, 43 Church Street West, Woking, Surrey, GU21 6HT, Attention: Legal Department, Telephone: +(44) 208 918 3200.

 4 Nomad Foods

Proposal I — Election of Directors

Introduction

Our Memorandum and Articles provide that our Board must be composed of at least one director. Our Board currently consists of twelve directors. Three of our current directors, Ian G.H. Ashken, Stéfan Descheemaeker and Stuart M. MacFarlane, are not standing for re-election at the Annual Meeting, therefore, immediately following the Annual Meeting, the size of our Board will be reduced to nine directors. Pursuant to our Memorandum and Articles and a resolution of directors, our directors are elected at the annual meeting of shareholders for a one-year term, with each director serving until the annual meeting of shareholders following his or her election.

Upon the recommendation of the Nominating and Corporate Governance Committee of our Board, our Board has nominated the following persons for election at the Annual Meeting, each for a one-year term that expires at the 2027 Annual Meeting of Shareholders: (i) Sir Martin Ellis Franklin, KGCN, (ii) Noam Gottesman, (iii) Dominic Brisby, (iv) Ruben Baldew, (v) Carey Dorman, (vi) James E. Lillie, (vii) Victoria Parry, (viii) Amit Pilowsky and (ix) Melanie Stack. Each nominee currently serves as a director of the Company and has consented to continuing his or her service if re-elected.

Director Qualifications

We believe that each of our nominees has the experience, skills and qualities to fully perform his or her duties as a director and to contribute to our success. Each of our nominees is being nominated because we believe that he or she adheres to the highest standards of personal integrity and possesses excellent interpersonal and communication skills, is highly accomplished in his or her field, has an understanding of the interests and issues that are important to our shareholders and is able to dedicate sufficient time to fulfilling his or her obligations as a director. Our nominees as a group complement each other and each other’s respective experiences, skills and qualities.

Each nominee’s biographical information, including his or her principal occupation, business experience, qualifications and other information appears on the following pages.

Our Board recommends a vote FOR the election of each of the following director nominees.

2026 Proxy Statement  5

Proposal — Election of Directors > Nominees for Director

Nominees for Director

Sir Martin Ellis Franklin, KGCN Age: 61 Director Since: 2014 Co-Chairman of the Board

Sir Martin Ellis Franklin, KGCN, serves as our co-founder and co-Chairman and is the founder and CEO of Mariposa Capital, a Miami-based family office focused on long-term value creation across various industries, and Chairman and controlling shareholder of Sweet Oak, a diversified platform for consumable products, including Royal Oak Enterprises, LLC and Whole Earth Brands, Inc. Sir Martin is also the co-founder and Co-Chairman of Nomad Foods Limited, the Founder of Element Solutions Inc serving also as its Executive Chairman from 2013 – May 2026, co-Chairman of APi Group Corporation and co-Chairman of TIC Solutions, Inc. Sir Martin was the co-founder and Chairman of Jarden Corporation (“Jarden”) from 2001 until April 2016 when Jarden merged with Newell Brands Inc (“Newell”) serving also as its CEO from 2001 to 2011 and its Executive Chairman from 2011-2016. Prior to founding Jarden in 2001, Sir Martin served as the Chairman and/or Chief Executive Officer of three public companies: Benson Eyecare Corporation, Lumen Technologies, Inc., and Bollé Inc. between 1992 and 2000.

Noam Gottesman Age: 64 Director Since: 2014 Co-Chairman of the Board

Noam Gottesman, serves as our co-founder and co-Chairman and is the Founder and Managing Partner of TOMS Capital LLC, which he founded in 2012. Mr. Gottesman is also a Founder and non-executive director of Mayflower Acquisition Limited, a UK-listed acquisition vehicle, since December 2025. Mr. Gottesman served until September 2023 as a non-executive director of Radius Global Infrastructure Inc. (previously known as Digital Landscape Group, Inc. and prior to that known as Landscape Acquisition Holdings Limited), a global aggregator of real property interests underlying wireless telecommunications cell sites. Mr. Gottesman was the co-founder of GLG Partners Inc. and its predecessor entities where he served in various chief executive capacities until January 2012. Mr. Gottesman served as GLG’s chief executive officer from September 2000 until September 2005, and then as its co-chief executive officer from September 2005 until January 2012. Mr. Gottesman was also chairman of the board of GLG following its merger with Freedom Acquisition Holdings Inc. and prior to its acquisition by Man Group plc. Mr. Gottesman co-founded GLG as a division of Lehman Brothers International (Europe) in 1995 where he was a Managing Director. Prior to 1995, Mr. Gottesman was an executive director of Goldman Sachs International, where he managed global equity portfolios in the private client group.

 6 Nomad Foods

Proposal — Election of Directors > Nominees for Director

Dominic Brisby Age: 48 Director Since: 2025 Chief Executive Officer

Dominic Brisby was appointed as the Chief Executive Officer of the Company on January 1, 2026. Prior to serving as Chief Executive Officer, Mr. Brisby was Executive President from November 3, 2025 until he assumed the position of Chief Executive Officer. Prior to joining Nomad Foods, Mr. Brisby served as President of North America and Europe at Flora Food Group, a global plant-based food company from January 2024 until November 2025 and as Flora Food Group’s President of Europe from December 2021 to January 2024. Prior to joining Flora Food Group, Mr. Brisby held various positions of increasing seniority over a 22-year career at Imperial Brands PLC from 2009 until 2021. During his time at Imperial Brands, Mr. Brisby held several country level leadership positions through Eastern and Western Europe before assuming the role of President, Europe, Africa and Australasia in 2014. In November 2017, Mr. Brisby served as the President, USA, Europe and Asia of Imperial Brands PLC and, from October 2018 to November 2021 he served as President, Americas, Africa, Asia and Australasia. In addition, in 2020 Mr. Brisby served as interim co-CEO. Mr. Brisby has over 25 years of consumer products experience and holds a degree in Philosophy, Politics and Economics from the University of Oxford.

Ruben Baldew Age: 49 Director Since: 2024 Chief Financial Officer

Ruben Baldew has served as Chief Financial Officer of Nomad Foods since June 2024. Prior to joining the company, Mr. Baldew was Chief Financial Officer of Accell Group from November 2018 until October 2023. During his tenure at Accell Group, he led multiple value creation initiatives prior to the successful sale of the business. Before Accell Group, he spent over 17 years at Unilever, starting his professional career within the Ice Cream and Frozen Food Europe division and going on to hold finance roles across supply chain, procurement, marketing and sales in various European and Asian markets. Mr. Baldew studied tax law at Leiden University and has an Executive Master of Finance and Control from Maastricht University.

2026 Proxy Statement  7

Proposal — Election of Directors > Nominees for Director

Carey Dorman Age: 37 Director Since: 2025

Carey Dorman is President of Enterprise Operations and Chief Financial Officer of Element Solutions Inc, a leading global specialty chemicals company. His responsibilities include oversight for finance, information technology, human resources and other administrative functions at the company. Prior to being promoted to this role in 2019, Mr. Dorman served as Corporate Treasurer and VP, Investor Relations of Element Solutions from 2018 to 2019 after having served as Director and then Senior Director, Corporate Development from 2015 to 2018. In his prior roles, Mr. Dorman’s responsibilities included capital markets, corporate development, financial planning, investor relations and merger integration. Prior to joining Element Solutions in 2015, Mr. Dorman worked for Taconic Capital Advisors, a global institutional investment firm, and for Goldman Sachs & Co. Mr. Dorman holds Bachelor’s degrees in Engineering and in Economics from Brown University.

James E. Lillie Age: 64 Director Since: 2015 Lead Independent Director Committees: • Audit (Chair) • Nominating and Corporate Governance

James E. Lillie has served as co-Chairman of APi Group Corporation since 2019, and served as its director from 2017 and a director of TIC Solutions, Inc. since 2024. Previously, he served as Jarden’s Chief Executive Officer from June 2011 until the consummation of Jarden’s business combination with Newell in 2016. From 2003 to 2011 he served as Jarden’s Chief Operating Officer and President (from 2004). From 2000 to 2003, Mr. Lillie served as Executive Vice President of Operations at Moore Corporation, Limited. From 1999 to 2000, he served as Executive Vice President of Operations at Walter Industries, Inc., a Kohlberg, Kravis, Roberts & Company (KKR) portfolio company. From 1990 to 1999, Mr. Lillie held a succession of senior level management positions across a variety of disciplines including human resources, manufacturing, finance and operations at World Color, Inc., another KKR portfolio company. From February 2017 until January 2021, Mr. Lillie also served as a director of Tiffany & Co.

 8 Nomad Foods

Proposal — Election of Directors > Nominees for Director

Victoria Parry Age: 60 Director Since: 2016 Committees: • Compensation • Nominating and Corporate Governance

Victoria Parry was Global Head of Product Legal for Man Group plc until April 2013 and now acts as an independent non-executive director in the financial services sector. Mrs. Parry is an independent non-executive director to entities including funds affiliated with Guardian Capital Group Limited, Pacific Capital UCITS Fund plc and Dimensional Holdings, Inc. Prior to the merger of Man Group plc with GLG Partners, Inc. in 2010, she was Senior Legal Counsel for GLG Partners LP. Mrs. Parry joined Lehman Brothers International (Europe) in April 1996 where she was Legal Counsel with responsibility for inter alia the activities of the GLG Partners division and left Lehman Brothers in September 2000 upon the establishment of GLG Partners LP. Prior to joining Lehman Brothers in 1996 Mrs. Parry practiced as a solicitor with a leading London based firm of solicitors. Mrs. Parry graduated from University College Cardiff, with a LLB (Hons) in 1986. Mrs. Parry is a non-practicing solicitor and a member of the Law Society of England and Wales. Mrs. Parry is a director of a number of other private companies.

Amit Pilowsky Age: 51 Director Since: 2022

Amit Pilowsky is the Founder and Managing Partner of Key1 Capital, a global investment firm primarily focused on Israeli and Israeli-related growth technology companies. Prior to founding Key1 Capital in January 2022, Mr. Pilowsky held various leadership roles at Goldman Sachs in its London and Tel Aviv offices from February 2005 to May 2021, including Head of the Consumer and Retail team at the Cross Markets Group in EMEA and as sector captain for Food, Beverage and Food Ingredients in EMEA. During his time at Goldman Sachs, Mr. Pilowsky led teams in numerous deals across mergers and acquisitions and capital markets transactions in the consumer and retail, food, beverage and food ingredient industries. From July 1993 to January 2004, Mr. Pilowsky served in the Israeli Air Force, retiring as a Major. Since December 2021, Mr. Pilowsky has also served as a director of Movendo Capital, a registered investment company. Mr. Pilowsky holds an MBA from INSEAD, France.

2026 Proxy Statement  9

Proposal — Election of Directors > Nominees for Director

Melanie Stack Age: 64 Director Since: 2022 Committees: • Audit

Melanie Stack has served on the board of directors of a number of businesses, including Admiral Acquisition Ltd (f/k/a Acuren Corporation and n/k/a TIC Solutions, Inc.) from May 2023—July 2024, as Board Chair of MPowder, a provider of menopausal nutritional supplements, since February 2023 and community-based healthcare provider, Bromley Healthcare (November 2012 to May 2014). She is also an executive Director of the Brixton Distillery. Between November 2018 and December 2021, Ms. Stack served as President and Chief Executive Officer of Ideal Protein, a provider of weight loss services and manufacturer/ supplier of protein-based foods and supplements to medical centers across North America. Prior to joining Ideal Protein, Ms. Stack served as President EMEA of Newell Home Fragrance Division (formerly Jarden, May 2014 to September 2018). She both led the UK and international businesses as President International of Weight Watchers International, a leading provider of weight management services, in-meeting & licensed foods, from December 2003 to May 2013, prior to which she held various roles at Mattel and Hasbro UK managing global toy brands. Ms. Stack is a business graduate of Manchester Metropolitan University.

 10 Nomad Foods

Corporate Governance

We are a foreign private issuer, as defined by the rules of the SEC, and as such, we are permitted to follow certain corporate governance practices of our home country, the British Virgin Islands, instead of those otherwise required for U.S. domestic issuers by both the SEC and the NYSE. While we voluntarily follow most NYSE corporate governance rules, we also take advantage of some limited exemptions, certain of which we note in this “Corporate Governance” section.

Independence of Directors

Our Board annually undertakes a review of director independence, which includes a review of each director’s responses to questionnaires asking about any relationships with us. This review is designed to identify and evaluate any transactions or relationships between a director or any member of his or her immediate family and us, or members of our senior management or other members of our Board, and all relevant facts and circumstances regarding any such transactions or relationships.

Based on this review, our Board has affirmatively determined that each of Messrs. Ashken, Dorman, Lillie, MacFarlane and Pilowsky and Mses. Parry and Stack meet the independence requirements of the NYSE’s corporate governance listing standards.

Because Mr. Gottesman and Sir Martin are affiliated with entities that receive advisory fees from us, they are not independent under NYSE corporate governance listing standards. In addition, Messrs. Baldew and Brisby are executive officers of the Company and, therefore, are not independent. Mr. Descheemaeker, who served as our Chief Executive Officer until January 1, 2026, does not qualify as independent under the NYSE’s corporate governance listing standards due to his recent service as an executive officer.

Under BVI law, there is no requirement that our Board consist of a majority of independent directors and our independent directors are not required to hold executive sessions. Seven of our current Board members are (and assuming the re-election of all director nominees, immediately following the Annual Meeting, five of our nine members will be) independent based on NYSE independence standards. While our Board’s non-management directors meet regularly in executive session without management, our Board may not hold an executive session of only independent directors at least once a year as called for by the NYSE.

Mr. Lillie currently serves as the Lead Independent Director of the Board. The Board has created the position of Lead Independent Director to facilitate and strengthen the Board’s independent oversight of our performance and strategy and to promote effective governance standards.

Board Committees

Our Board has three standing Committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, each of which operates under a written charter adopted by the Board. Each Committee reviews its charter periodically to recommend charter changes to the Board as appropriate. A current copy of each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee charters is available through the Investors—Corporate Governance link on our website, www.nomadfoods.com.

2026 Proxy Statement  11

Corporate Governance

The table below provides the current membership and chairperson for each of our Committees and identifies our current Lead Independent Director.

Name	Audit	Compensation	Nominating and Corporate Governance	Lead Independent Director

Ian G.H. Ashken		(Chair)	(Chair)

James E. Lillie	(Chair)

Stuart MacFarlane

Victoria Parry

Melanie Stack

= Committee member

Committee Composition Following the Annual Meeting

Immediately following the Annual Meeting, and assuming the re-election of all director nominees, the composition and leadership of our standing Committees will change as follows. The Audit Committee will be chaired by Carey Dorman, with James E. Lillie and Melanie Stack serving as members. The Compensation Committee will be chaired by James E. Lillie, with Amit Pilowsky and Victoria Parry serving as members. The Nominating and Corporate Governance Committee will be chaired by Victoria Parry, with Carey Dorman and Melanie Stack serving as members. These changes will take effect immediately upon the conclusion of the Annual Meeting.

Audit Committee

Responsibilities. Our Audit Committee is primarily responsible for, among other things, assisting the Board in its oversight of the integrity of our financial statements, of our compliance with legal and regulatory requirements, and of the independence, qualifications and performance of our independent auditors. Our Audit Committee meets at least quarterly with management and the independent auditors and reports on such meetings to the Board. The responsibilities of our Audit Committee as set forth in its charter include the following:

overseeing our financial reporting process and systems of internal accounting and financial controls;

overseeing the external audit of our financial statements;

overseeing our compliance with accounting policies;

overseeing our policies and procedures with respect to risk assessment and risk management;

assisting the Board with oversight of the Company’s compliance with legal and regulatory matters, including whistleblowing and cybersecurity and information technology;

reviewing the Company’s public disclosures; and

reviewing related party transactions.

 12 Nomad Foods

Corporate Governance

Independence and Financial Expertise. The Board reviewed the background, experience and independence of the current Audit Committee members and, assuming the re-election of all director nominees, the Audit Committee members following the Annual Meeting, and based on this review, the Board determined that each such member of the Audit Committee:

meets the independence requirements of the NYSE’s corporate governance listing standards;

meets the enhanced independence standards for audit committee members required by the SEC; and

is financially literate, knowledgeable and qualified to review financial statements.

In addition, the Board determined that Mr. Lillie qualifies, and Mr. Dorman will qualify, as an “audit committee financial expert” under SEC rules.

Compensation Committee

Responsibilities. The responsibilities of our Compensation Committee as set forth in its charter include the following:

assisting the Board in evaluating potential candidates for executive positions;

determining the goals, objectives and compensation of our chief executive officer;

making recommendations to the Board with respect to the compensation of other executive officers;

reviewing our incentive compensation and other equity-based plans; and

reviewing, on a periodic basis, director compensation.

Independence. The Board reviewed the background, experience and independence of the Compensation Committee members and, assuming the re-election of all director nominees, the Compensation Committee members following the Annual Meeting, and based on this review, the Board determined that each such member of the Compensation Committee meets the independence requirements of the NYSE’s corporate governance listing standards, including the heightened independence requirements specific to compensation committee members.

Nominating and Corporate Governance Committee

Responsibilities. The responsibilities of our Nominating and Corporate Governance Committee as set forth in its charter include the following:

identifying individuals qualified to become members of the Board, consistent with criteria approved by the Board;

recommending directors to the Board to serve as members of each committee;

developing and recommending a set of corporate governance principles applicable to our company and overseeing Board evaluations;

overseeing matters related to corporate responsibility and sustainability, including the Company’s environmental, social and governance disclosures; and

reviewing the structure, size and composition of the Board and making recommendations to the Board with regard to any changes it deems necessary.

Independence. The Board reviewed the background, experience and independence of the Nominating and Corporate Governance Committee members and, assuming the re-election of all director nominees, the Nominating and Corporate Governance Committee members following the Annual Meeting, and based on this review, the Board determined that each such member of the Nominating and Corporate Governance Committee meets the independence requirements of the NYSE’s corporate governance listing standards.

2026 Proxy Statement  13

Corporate Governance

Director Compensation

In 2025, each of our non-executive directors (except as indicated below) received $75,000 per year together with an annual restricted share unit grant issued under the Nomad Foods Limited 2025 Equity Incentive Plan (“EIP”) equal to $140,000 of Ordinary Shares valued at the date of issue, which vest on the earlier of the date of the following year’s annual meeting of shareholders or 13 months from the issuance date. Effective May 5, 2026, the non-executive directors may elect to receive their annual cash fees in a restricted share unit grant, valued at the date of issue, which vest on the same terms as the annual grant.

Directors who are members of Board committees received in 2025 an additional $2,000 per year per committee. The chair of the Audit Committee, currently James E. Lillie, is entitled to receive $10,000 per year and the chair of the Compensation and the Nominating and Corporate Governance Committees, currently Ian G.H. Ashken, is entitled to receive $7,500 per year (per committee).

Mr. Gottesman and Sir Martin have elected not to receive a fee in relation to their service as directors.

Director fees are payable quarterly in arrears. In addition, all of the directors are entitled to be reimbursed by us for travel, hotel and other expenses incurred by them in the course of their directors’ duties.

Meeting Attendance

Board and committee meetings had average attendance rates of 96% each, in the 2025 fiscal year.

 14 Nomad Foods

Executive Compensation

Details regarding executive compensation for the year ended December 31, 2025, including (i) the compensation and benefits provided to our executive officers, (ii) a brief description of the bonus programs in which our executive officers participated, and (iii) the total amounts set aside for pension, retirement and similar benefits for our executive officers, as well as a description of the EIP including a summary of the material terms of the EIP, a description of current executive employment agreements and equity awards granted thereunder, are set forth under Item 6B – Compensation of Executive Officers and Directors in the Company’s Annual Report on Form 20-F, filed with the SEC on February 26, 2026 (the “2025 Form 20-F”).

2026 Proxy Statement  15

Proposal II — Ratification of Independent Registered Public Accounting Firm

The Audit Committee of our Board is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. The Audit Committee has selected PricewaterhouseCoopers LLP (“PwC”) as our independent registered public accounting firm for 2026, and our Board hereby submits that selection for ratification by our shareholders at the Annual Meeting. PwC has acted as our independent registered public accounting firm since the Company’s inception in 2014.

The Audit Committee and the Board believe that the retention of PwC as our independent registered public accounting firm is in the best interests of the Company and our shareholders, and we are asking our shareholders to ratify the selection of PwC as our independent registered public accounting firm for 2026.

Although ratification is not required by our Memorandum and Articles or otherwise, we are submitting the selection of PwC to our shareholders for ratification because we value our shareholders’ views on our Company’s independent registered public accounting firm and as a matter of good corporate governance. The Audit Committee may consider the outcome of the shareholder vote in connection with the Audit Committee’s selection of our independent registered public accounting firm in the next fiscal year but is not bound by the shareholders’ vote. Even if the selection is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time if it determines that a change would be in the best interests of our Company and our shareholders.

Principal Accountant Fees and Services

The table below sets out the total amount billed to us by PwC, for services performed in the years ended December 31, 2025 and 2024, and breaks down these amounts by category of service:

Audit Fees

(€ in millions)	For the year ended December 31, 2025	For the year ended December 31, 2024
Audit fees	7.9	9.6
Audit-related fees	—	—
Tax fees	0.4	0.5
All other fees	—	0.1
Total	8.3	10.2

Audit Fees

Audit fees in the years ended December 31, 2025 and 2024 are related to the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

There were no audit-related fees in the year ended December 31, 2025 or 2024.

Tax Fees

Tax fees in the years ended December 31, 2025 and 2024 are related to tax compliance and other tax related services.

All Other Fees

Other fees in the year ended December 31, 2024 relate to other non-audit assurance services.

 16 Nomad Foods

Proposal II — Ratification of Independent Registered Public Accounting Firm

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

All services provided by our auditors are approved in advance by either the Audit Committee or members thereof, to whom authority has been delegated, in accordance with the Audit Committee’s pre-approval policy. No such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

Our Board recommends a vote FOR the ratification of the Audit Committee’s selection of PwC as our Independent Registered Public Accounting Firm for 2026.

2026 Proxy Statement  17

Other Matters

Available Information

We maintain an internet website at www.nomadfoods.com. Copies of the Committee charters of each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee and of our Code of Ethics and Governance Guidelines, can be found under the Investors—Corporate Governance link on our website, www.nomadfoods.com, and such information is also available in print to any shareholder who requests it through our Investor Relations department at the address below. Website references throughout this Proxy Statement are provided for convenience only, and the content on such websites is not incorporated by reference into this Proxy Statement.

We will furnish without charge to each person whose proxy is being solicited, upon request of any such person, a copy of the 2025 Form 20-F as filed with the SEC, including the financial statements and schedules thereto, but not the exhibits. In addition, such report is available, free of charge, through the Investors—SEC Filings section of our internet website at www.nomadfoods.com. A request for a copy of such report should be directed to Nomad Foods Limited, Forge, 43 Church Street West, Woking, Surrey, GU21 6HT, Attention: Investor Relations. A copy of any exhibit to the 2025 Form 20-F will be forwarded following receipt of a written request with respect thereto addressed to Investor Relations.

Electronic Delivery

We have elected to take advantage of the SEC’s rule that allows us to furnish proxy materials to you online. We believe electronic delivery will expedite shareholders’ receipt of materials, while lowering costs. We mailed the Notice containing instructions on how to access our proxy statement and annual report online on or about May 13, 2026. If you would like to receive a paper copy of the proxy materials, the Notice contains instructions on how to receive a paper copy.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder

Meeting To Be Held on June 22, 2026

This Proxy Statement and our 2025 Annual Report are available online at

www.proxydocs.com/NOMD.

 18 Nomad Foods

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BirdsEye
Steamfresh
spinach & ricotta
tortelloni

Nomad Foods

©2026 Nomad Foods Limited

nomadfoods.com

©2026 Nomad Foods Limited nomadfoods.com

Nomad Foods P.O. BOX8016, CARY, NC 27512-9903 Your vote matters! Have your ballot ready and please use one of the methods below for easy voting: Your control number X Have the 12 digit control number located in the box above available when you access the website and follow the instructions. Nomad Foods Limited Annual Meeting of Shareholders For Shareholders of record as of May 4, 2026 Monday, June 22, 2026 10:00 AM, London Time Forge, 43 Church Street West, Woking GU21 6HT, UK YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 10:00 AM, London Time, June 22, 2026. This proxy is being solicited on behalf of the Board of Directors The undersigned hereby appoints Dominic Brisby, Ruben Baldew, and Neil Fletcher (the “Named Proxies”), and each of them, as the true and lawful attorneys of the undersigned, with full power of substitution and revocation, and authorizes them, and each of them, to vote all the shares of Nomad Foods Limited whiich the undersigned is entited to vote at sald meeting and any adjournment thereof upon the matters specified and upon such other matters as may be properly brought before the meeting or any adjournment thereof, conferring authority upon such true and lawful attorneys to vote in thelr discretion on such other matters as may properly come before the meeting and revoking any proxy heretofore given. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, SHARES WILL BE VOTED IDENTICAL TO THE BOARD OF DIRECTORS RECOMMENDATION. This proxy, when properly executed, willl be voted in the manner directed herein. In thelr discretion, the Named Proxles are authorized to vote upon such other matters that may properly come before the meeting or any adjournment or postponement thereof. You are encouraged to specify your cholce by marking the appropriate box (SEE REVERSE SIDE) but you need not mark any box if you wish to vote in accordance with the Board of Directors’ recommendation. The Named Proxies cannot vote your shares unless you sign (on the reverse side) and return this card. Internet: www.proxypush.com/NOMD Cast your vote onlline Have your Proxy Card ready . Follow the simple instrucions to record your vote Phone: 1-866-868-1646 . Use any touch-tone telephone Have your Proxy Card ready . Follow the simple recorded instructions Mail: Mark, sign and date your Proxy Card Fold and retur your Proxy Cardin the postage-paid envelope provided PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Copyright 2026 BetaNXT, Inc. or its affiliates. All Rights Reserved

Nomad Foods

Nomad Foods Limited Annual Meeting of Shareholders

Please make your marks like this: ☒

THE BOARD OF DIRECTORS RECOMMENDS A VOTE:

FOR ON PROPOSALS 1 AND 2

PROPOSAL		YOUR VOTE			BOARD OF DIRECTORS RECOMMENDS
1.	Elect nine members of the Board of Directors for a one-year term expiring at the 2027 Annual Meeting of Shareholders.	FOR	AGAINST	ABSTAIN	
	1.01 Sir Martin Ellis Franklin, KGCN	☐	☐	☐	FOR
	1.02 Noam Gottesman	☐	☐	☐	FOR
	1.03 Dominic Brisby	☐	☐	☐	FOR
	1.04 Ruben Baldew	☐	☐	☐	FOR
	1.05 Carey Dorman	☐	☐	☐	FOR
	1.06 James E. Lillie	☐	☐	☐	FOR
	1.07 Victoria Parry	☐	☐	☐	FOR
	1.08 Amit Pilowsky	☐	☐	☐	FOR
	1.09 Melanie Stack	☐	☐	☐	FOR
		FOR	AGAINST	ABSTAIN	
2.	Ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the 2026 fiscal year.	☐	☐	☐	FOR
3.	Transact such other business as may properly come before the Annual Meeting and any adjournment or postponement of the Annual Meeting.				

Signature (and Title if applicable) ______ Date ______

Signature (if held jointly) ______ Date ______

Nomad Foods Please make your marks like this: THE BOARD OF DIRECTORS RECOMMENDS A VOTE: FOR ON PROPOSALS 1 AND 2 Nomad Foods Limited Annual Meeting of Shareholders 1. PROPOSAL Elect nine members of the Board of Directors for a one-year term expiring at the 2027 Annual Meeting of Shareholders. 1.01 Sir Martin Ellis Franklin, KGCN 1.02 Noam Gottesman 1.03 Dominic Brisby 1.04 Ruben Baldew 1.05 Carey Dorman 1.06 James E. Lillie 1.07 Victoria Parry 1.08 Amit Pilowsky 1.09 Melanie Stack YOUR VOTE BOARD OF DRECTORS RECOMMENDS FOR AGANST ABS TAIN FOF FOR FOF FOR FOR FOR FOR FOR FOF . Ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the 2026 fiscall year. 3. Transact such other business as may properly come before the Annual Meeting and any adjournment or postponement of the Annual Meeting. FOR AGANST ABS TAIN FOR Authorized Signatures—Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign, Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form, Signature (and Title if applicable) Dale Signature (if held jointly) Dale